SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)    Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, released on April 7, 2005, regarding the appointment of Simon Lowth as Executive Director, Finance and Strategy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: April 7, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

ScottishPower Appoints Simon Lowth Executive Director, Finance and Strategy

ScottishPower announced today that with effect from 24 May 2005, Simon Lowth, currently ScottishPower’s Board Director responsible for Corporate Strategy and Development, will be appointed Executive Director, Finance and Strategy. He succeeds David Nish, who will take up his previously announced appointment as Executive Director, Infrastructure Division on the same date.

Simon, 43, joined ScottishPower in his current role in September 2003. Prior to that he was a Director of McKinsey and Company, responsible for leading its Industrial Practice in the UK, serving clients in the Energy and Utilities sectors among others.

Charles Miller Smith, ScottishPower’s Chairman, said “I am delighted to welcome Simon Lowth to his new role within ScottishPower. He has done a very good job heading our strategic development over the last eighteen months and we look forward to working with him in the future. I also want to thank David Nish for his very significant contribution over the last five years. His new job running a key part of our group will allow him to broaden his experience.”

For further information, please contact:

David Ross,	Investor Relations Manager:	020 7651 2061 / 07753 622303
Colin McSeveny,	Group Media Relations Manager:	0141 636 4515